FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
Suite 405, 625 Howe Street
Vancouver BC V6C 2T6

Item Two - Date of Material Change

May 1, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On May 1, 2003, NovaGold Resources Inc. (TSX: NRI) and Viceroy Resource Corporation (TSX: VOY) announced they have agreed to jointly form a new exploration company to be called SpectrumGold Inc. The new company will hold all of NovaGold’s Yukon exploration properties and mineral assets of Viceroy located in the Yukon and British Columbia. The new company will focus on exploration in the Western Canadian Cordillera.

Item Five - Full Description of Material Change

On May 1, 2003, NovaGold Resources Inc. (TSX: NRI) and Viceroy Resource Corporation (TSX: VOY) announced they have agreed to jointly form a new exploration company to be called SpectrumGold Inc. The new company will hold all of NovaGold’s Yukon exploration properties and mineral assets of Viceroy located in the Yukon and British Columbia. The new company will focus on exploration in the Western Canadian Cordillera.

NovaGold and Viceroy will each own 50% of the new exploration company at its formation. NovaGold intends to initially retain its 50% of the shares in the new company, while Viceroy intends to retain 19% of the issued shares with the balance of its shares to be received by its current shareholders as part of the Plan of Arrangement previously reported March 4, 2003. It is a condition of the agreement between NovaGold and Viceroy that an application be made to list the shares of SpectrumGold on a senior stock exchange following the completion of the Plan of

Arrangement. There is no certainty that the shares of SpectrumGold will become listed. SpectrumGold will be managed by the NovaGold Management Team. T he Board of Directors of the new company will consist of up to 7 members comprised of nominees from both NovaGold and Viceroy.

NovaGold will continue to focus on development of its Alaska projects and will contribute its four Tintina Gold Belt properties in the Yukon to the new venture: Klondike, McQuesten, Harlan and Sprogge. Viceroy will contribute the gold resources and exploration rights to the Brewery Creek Gold Mine in the Yukon and other mineral assets located in British Columbia. SpectrumGold will be initially funded with $1 million in cash with $500,000 contributed from each of the founding companies. It is anticipated that SpectrumGold will seek additional financing and will acquire additional exploration assets in Western Canada.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 2nd day of May, 2003 at Halifax, Nova Scotia Janice A. Stairs, Corporate Secretary.

Joint News Release

NovaGold and Viceroy To Create New Canadian Exploration Company

May 1st, 2003, Vancouver

NovaGold Resources Inc. (TSX: NRI) and Viceroy Resource Corporation (TSX: VOY) have agreed to jointly form a new exploration company to be called - SpectrumGold Inc. The new company will hold all of NovaGold’s Yukon exploration properties and mineral assets of Viceroy located in the Yukon and British Columbia. The new company will focus on exploration in the Western Canadian Cordillera.

NovaGold and Viceroy will each own 50% of the new exploration company at its formation. NovaGold intends to initially retain its 50% of the shares in the new company, while Viceroy intends to retain 19% of the issued shares with the balance of its shares to be received by its current shareholders as part of the Plan of Arrangement previously reported March 4, 2003. It is a condition of the agreement between NovaGold and Viceroy that an application be made to list the shares of SpectrumGold on a senior stock exchange following the completion of the Plan of Arrangement. There is no certainty that the shares of SpectrumGold will become listed. SpectrumGold will be managed by the NovaGold Management Team. The Board of Directors of the new company will consist of up to 7 members comprised of nominees from both NovaGold and Viceroy.

NovaGold will continue to focus on development of its Alaska projects and will contribute its four Tintina Gold Belt properties in the Yukon to the new venture: Klondike, McQuesten, Harlan and Sprogge. Viceroy will contribute the gold resources and exploration rights to the Brewery Creek Gold Mine in the Yukon and other mineral assets located in British Columbia. SpectrumGold will be initially funded with $1 million in cash with $500,000 contributed from each of the founding companies. It is anticipated that SpectrumGold will seek additional financing and will acquire additional exploration assets in Western Canada.

For further information contact:

Greg Johnson, Vice President, Corporate Development
NovaGold Resources Inc.
Tel: (360) 766-7102
E-mail: Greg.Johnson@NovaGold.net
Website: www.novagold.net

Don MacDonald, CA, Sr Vice President & CFO
NovaGold Resources Inc.
Tel: (604) 669-6227 Toll Free 1-866-669-6227
E-mail: Don.MacDonald@NovaGold.net

Ronald Netolitzky, President & CEO
Viceroy Resource Corporation
Tel: (604) 688-9780
E-mail:rnetolitzkly@viceroyresource.com
W ebsite: www.viceroyresource.com

Susan Neale, CFO
Viceroy Resource Corporation
Tel: (604) 688-9780
E-mail:sneale@viceroyresource.com